Form 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

Report Of Foreign Private Issuer
Pursuant To Rule 13a-16 Or 15d-16 Of
The Securities Exchange Act Of 1934

For the month of July, 2012

Commission File Number: 001-14950

ULTRAPAR HOLDINGS INC.
(Translation of Registrant’s Name into English)

Avenida Brigadeiro Luis Antonio, 1343, 9º Andar
São Paulo, SP, Brazil  01317-910
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

ULTRAPAR HOLDINGS INC.

TABLE OF CONTENTS

ITEM
1.	Minutes of Extraordinary Shareholders' Meeting held on July 12, 2012

Item 1.

ULTRAPAR PARTICIPAÇÕES S.A.

CNPJ nº 33.256.439/0001- 39	NIRE 35.300.109.724

Minutes of the Extraordinary Shareholders’ Meeting
Held on July 12th, 2012

Date, Time and Location:
July 12th, 2012, at 2:00 p.m., at the Company’s headquarters, located at Av. Brigadeiro Luís Antônio, nr 1343 – 9th floor, in the City and State of São Paulo.

Attendence:
Attendance: (i) shareholders representing 71.2% of the social capital; (ii) the Chairman of the Board of Directors of the Company; (iii) the Chief Executive Officer of the Company; (iv) the Chief Financial and Investor Relations Officer of the Company; (v) the President of the Fiscal Council of the Company, Mr. Flavio César Maia Luz; (vi) Mr. Luiz Paulo César Silveira, representing Apsis Consultoria Empresarial Ltda., registered under CNPJ/MF nr 27.281.922/0001-70, and CREA/RJ nr 82.2.00620-1, with headquarters at Rua São José, nr 90, group 1,802, downtown, in the City and State of Rio de Janeiro (“Apsis”).

Publications:
Call Notice: Published in the newspaper “Diário Oficial do Estado de São Paulo” (official gazette of the State of São Paulo) and in the newspaper “Valor Econômico” on June 13th, 14th and 15th, 2012.

Chairman and Secretary of the Meeting:
Chairman – Luiz Antonio Sampaio de Campos
Secretary – Sandra López Gorbe

Order of the day:
In accordance with the published Call Notice.

(Minutes of the Extraordinary Shareholders’ Meeting held on July 12th, 2012)

Discussed and approved matters:

1. Approval of the minutes of this Meeting to be written out as a summary, pursuant to Article 130, first paragraph of the Brazilian Corporate Law, and authorization of the publication of the minutes omitting signatures, pursuant to paragraph 3 of the same article.

2. Approval, by 99.6% of the shareholders present, in accordance with the terms of the first paragraph of Article 256 of the Brazilian Corporate Law, of the acquisition of the total shares issued by Temmar – Terminal Marítimo do Maranhão S.A. (“Temmar”), by  Terminal Químico de Aratu S.A. - Tequimar, a company indirectly controlled by the Company (“Acquisition”), as well as of the ratification of all the acts taken by the management of the Company necessary for the conclusion and implementation of the Acquisition. It is hereby clarified that the appraisal report of the net equity at market prices of Temmar, pursuant to item II, (b) of Article 256 of the Brazilian Corporate Law, prepared by Apsis, as well as other documents relative to the ratification of the Acquisition, were made available to the shareholders upon the release of the call notice for this Meeting.

Observations and Closing:

(i)
Due to the applicability of art. 256, § 2, combined with Article 137, item (ii) of the Brazilian  Corporate Law, the shareholders who dissent from the resolution referred to in item 2 above will not be entitled to withdrawal rights once Ultrapar’s shares have liquidity and dispersion.

(Minutes of the Extraordinary Shareholders’ Meeting held on July 12th, 2012)

As there were no further matters to be discussed, the Meeting was finished, and these Meeting minutes were presented, read, approved and duly signed by the participants present.

aa) PAULO GUILHERME AGUIAR CUNHA – as a shareholder and Chairman of the Board of Directors of the Company; PEDRO WONGTSCHOWSKI – Chief Executive Officer of the Company; ANDRÉ COVRE – Chief Financial and Investor Relations Officer of the Company; ULTRA S.A. PARTICIPAÇÕES; MONTEIRO ARANHA S.A.; RENATO OCHMAN, as a shareholder and representing PARTH INVESTMENT COMPANY LLC.; CAIXA DE PREVIDÊNCIA DOS FUNCIONÁRIOS DO BANCO DO BRASIL – PREVI; ABERDEEN CANADA - EMERGING MARKETS FUND; ABERDEEN EMERGING MARKETS INSTITUTIONAL FUND;  ABERDEEN EMERGING MARKETS TELECOM AND INFRASTRUCTURE FUND, INC; ABU DHABI RETIREMENT PENSIONS AND BENEFITS FUND; ACADIAN EMERGING MARKETS EQUITY II FUND, LLC; AGF INVESTMETS INC; ALASKA PERMANENT FUND CORPORATION; ALLIANZ VARIABLE INSURANCE PRODUCTS TRUST; AMERICAN CENTURY WORLD MUTUAL FUNDS, INC. – EMERGING MARKETS FUND; AMERICAN CENTURY WORLD MUTUAL FUNDS, INC. – NT EMERGING MARKETS FUND; AT&T UNION WELFARE BENEFIT TRUST; AXA WORLD FUNDS – FRAMLINGTON JUNIOR ENERGY; BELL ATLANTIC MASTER TRUST; BELLSOUTH CORPORATION RFA VEBA TRUST; BELLSOUTH CORPORATION RFA VEBA TRUST FOR NON-REPRESENTABLE EMPLOYEES; BEST INVESTMENT CORPORATION; BEST INVESTMENT CORPORATION; BLACKROCK CDN MSCI EMERGING MARKETS INDEX FUND; BLACKROCK INSTITUTIONAL TRUST COMPANY, N.A.; BRITISH AIRWAYS PENSION TRUSTEES LIMITED - MAIN A/C; BRITISH AIRWAYS PENSION TRUSTEES LTD. (MPF A/C); BT PENSION SCHEME; CAISSE DE DEPOT ET PLACEMENT DU QUEBEC; CATHOLIC HEALTH INITIATIVES; CF DV EMERGING MARKETS STOCK INDEX FUND; CIBC EMERGING MARKETS INDEX FUND; CITY OF FRESNO RETIREMENT SYSTEMS; CITY OF NEW YORK GROUP TRUST; CMLA EMERGING MARKETS FUND; CN CANADIAN MASTER TRUST FUND; COLLEGE RETIREMENT EQUITIES FUND; COMMONWEALTH OF

(Minutes of the Extraordinary Shareholders’ Meeting held on July 12th, 2012)

PENNSYLVANIA PUBLIC SCHOOL EMPLOYEE’S RETIREMENT SYSTEM; COMMONWEALTH SUPERANNUATION CORPORATION; COMPASS AGE LLC; COUNTY EMPLOYEES ANNUITY AND BENEFIT FUND OF THE COOK COUNTY; DESJARDINS EMERGING MARKETS FUND; DUNHAM EMERGING MARKETS STOCK FUND; EATON VANCE COLLECTIVE INVESTMENT TRUST FOR EQUITY BENEFIT PLANS - EMERGING MARKETS EQUITY FUND; EATON VANCE INTERNATIONAL (IRELAND) FUND PLC ON BEHALF OF EATON VANCE INTERNATIONAL (IRELAND) PPA EMERGING MARKETS EQUITY FUNDS; EATON VANCE TRUST CO COMMON TRUST FUND - PARAMETRIC STRUCTURED EMERGING MARKETS EQUITY COMMOM TRUST FUND; EGSHARES BRAZIL INFRASTRUCTURE ETF; EMERGING MARKETS EQUITY INDEX MASTER FUND; EMERGING MARKETS EQUITY INDEX PLUS FUND; EMERGING MARKETS EQUITY TRUST 3; EMERGING MARKETS EX-CONTROVERSIAL WEAPONS EQUITY INDEX FUND B; EMERGING MARKETS INDEX NON-LENDABLE FUND; EMERGING MARKETS INDEX NON-LENDABLE FUND B; EMERGING MARKETS PLUS SERIES OF BLACKROCK QUANTITATIVE PARTNERS, L.P.; EMERGING MARKETS SUDAN FREE EQUITY INDEX FUND; EMPLOYEES RETIREMENT PLAN OF BROOKLYN UNION GAS; EMPLOYEES RETIREMENT SYSTEM OF TEXAS; EMPLOYEES RETIREMENT SYSTEM OF THE STATE OF HAWAII; ENHANCED EMERGING MARKETS SERIES OF BLACKROCK QUANTITATIVE PARTNERS, L.P.; EVANGELICAL LUTHERAN CHURCH IN AMERICA BOARD OF PENSIONS; F&C COMMINGLED FUND II LIMITED – F&C EMERGINGMARKETS EQUITY ESG FUND; F&C COMMINGLED FUND II LIMITED – F&C EMERGINGMARKETS EQUITY ESG FUND SCREENED; FIDELITY CONTRAFUND; FIDELITY CONTRAFUND: FIDELITY ADVISOR NEW INSIGHTS FUND; FIDELITY EMERGING MARKETS FUND; FIDELITY EMERGING MARKETS EQUITY INVESTMENT TRUST; FIDELITY SALEM STREET TRUST: SPARTAN EMERGING MARKETS INDEX FUND; FIDELITY SALEM STREET TRUST: SPARTAN GLOBAL EX U.S. INDEX FUND; FIDELITY INVESTMENT TRUST: FIDELITY SERIES EMERGING MARKETS FUND; FIDELITY INVESTMENT TRUST: FIDELITY TOTAL EMERGING MARKETS FUND; FIDELITY SALEM STREET TRUST: FIDELITY SERIES GLOBAL EX U.S. INDEX FUND; FIREFIGHTERS RETIREMENT SYSTEM; FIRST TRUST BRAZIL ALPHADEX FUND; FIRST TRUST EMERGING MARKETS ALPHADEX FUND; FIRST TRUST LATIN AMERICA

(Minutes of the Extraordinary Shareholders’ Meeting held on July 12th, 2012)

ALPHADEX FUND; FIRST TRUST / ABERDEEN EMERGING OPPORTUNITY FUND; FLORIDA RETIREMENT SYSTEM TRUST FUND; FORD MOTOR COMPANY DEFINED BENEFIT MASTER TRUST; FORD MOTOR COMPANY  OF CANADA, LIMITED PENSION TRUST; FUTURE FUND BOARD OF GUARDIANS; GENERAL CONFERENCE CORPORATION OF SEVENTH DAY ADVENTIST; GENESIS EMERGING MARKETS BUSINESS TRUST; GENESIS EMERGING MARKETS FUND FOR CANADA; GENESIS EMERGING MARKETS LTD PARTNERSHIP; GENESIS EMERGING MARKETS VEBA TRUST; GLOBAL ADVANTAGE FUNDS - EMERGING MARKETS HIGH VALUE TEILFONDS; GMAM INVESTMENT FUNDS TRUST; GMO MEAN REVERSION FUND (ONSHORE) A SERIES OF GMO M. P. (ONSHORE), L.P.; GMO REAL RETURN ASSET ALLOCATION FUND, L.P.; GMO TRUST ON BEHALF OF GMO EMERGING COUNTRIES FUND; GOLDMAN SACHS PROFIT SHARING MASTER TRUST; GUIDESTONE FUNDS; HALLIBURTON CO EMPLOYEE BENEFIT MASTER TRUST; IBM 401 (K) PLUS PLAN; ILLINOIS STATE BOARD OF INVESTMENT; IMPERIAL EMERGING ECONOMIES POOL; ING JPMORGAN EMERGING MARKETS EQUITY PORTFOLIO; INTERNATIONAL BANK FOR RECONSTRUCTION AND DEVELOPMENT, AS TRUSTEE FOR THE STAFF RETIREMENT PLAN AND TRUST AND AS TRUSTEE FOR THE RETIREMENT STAFF BENEFITS PLAN AND TRUST; IOWA PUBLIC EMPLOYEES RETIREMENT SYSTEM; ISHARES MSCI ACWI EX US INDEX FUND; ISHARES MSCI ACWI INDEX FUND; ISHARES MSCI BRAZIL (FREE) INDEX FUND; ISHARES MSCI BRIC INDEX FUND; ISHARES MSCI EMERGING MARKETS INDEX FUND; ISHARES MSCI EMERGING MARKETS MINIMUM VOLATILITY INDEX FUND; ISHARES PUBLIC LIMITED COMPANY; JAPAN TRUSTEE SERVICES BANK, LTD. RE: RTB NIKKO BRAZIL EQUITY ACTIVE MOTHER FUND; JOHN HANCOCK VARIABLE INSURANCE TRUST INTERNATIONAL EQUITY INDEX TRUST A; JOHN HANCOCK VARIABLE INSURANCE TRUST INTERNATIONAL EQUITY INDEX TRUST B; KANSAS PUBLIC EMPLOEEYS RETIREMENT SYSTEM; MACKENZIE UNIVERSAL EMERGING MARKET CLASS; MCKINLEY CAPITAL EMERGING MARKETS CLASS; MELLON BANK N.A EMPLOYEE BENEFIT COLLECTIVE INVESTMENT FUND PLAN; MFS LATIN AMERICAN EQUITY FUND; MFS MERIDIAN FUNDS - LATIN AMERICAN EQUITY FUND; MORGAN STANLEY EMERGING MARKETS FUND, INC; MORGAN STANLEY

(Minutes of the Extraordinary Shareholders’ Meeting held on July 12th, 2012)

INSTITUTIONAL FUND, INC., EMERGING MARKETS PORTFOLIO; MORGAN STANLEY INVESTMENT MANAGEMENT EMERGING MARKETS TRUST; MORGAN STANLEY OFFSHORE EMERGING MARKETS FUND; MU ABERDEEN FUND, GEM2 PORTFOLIO; NATIONAL COUNCIL FOR SOCIAL SECURITY FUND; NATIONAL ELEVATOR INDUSTRY PENSION PLAN; NATIONAL PENSION SERVICE; NEW ZEALAND SUPERANNUATION FUND; NORTHERN TRUST INVESTIMENT FUNDS PLC; NORTHERN TRUST NON-UCITS COMMON CONTRACTUAL FUND; OMERS ADMINISTRATION CORPORATION; ONTARIO PENSION BOARD; PENSIONDANMARK INVEST F.M.B.A. - EMERGING MARKETS AKTIER; PICTET - EMERGING MARKETS INDEX; PICTET FUNDS S.A RE: PI(CH)-EMERGING MARKETS TRACKER; PIONEER EMERGING MARKETS FUND; PIONEER EMERGING MARKETS VCT PORTFOLIO; POPLAR TREE FUND OF AMERICAN INVESTMENT TRUST; PPL SERVICES CORPORATION MASTER TRUST; PUBLIC EMPLOYEE RETIREMENT SYSTEM OF IDAHO; PUBLIC EMPLOYEES RETIREMENT SYSTEM OF OHIO; PUBLIC SECTOR PENSION INVESTMENT BOARD; PYRAMIS EMERGING MARKETS EQUITY TRUST; PYRAMIS GLOBAL EX U.S. INDEX FUND LP; PYRAMIS GROUP TRUST FOR EMPLOYEE BENEFIT PLANS: RBS PENSION TRUSTEE LIMITED; ROBUSTA EMERGING MARKETS EQUITY FUND; SAN DIEGO GAS & ELEC CO NUC FAC DEC TR QUAL; SCHWAB FUNDAMENTAL EMERGING MARKETS INDEX FUND; SSGA ACTIVE EMERGING MARKETS SECURITIES LENDING QP COMMOM TRUST FUND; SSGA EMERGING MARKETS FUND; SSGA MSCI BRAZIL INDEX NON-LENDING QP COMMON TRUST FUND; ST. JAMESS PLACE GLOBAL EQUITY UNIT TRUST; STATE OF CALIFORNIA PUBLIC EMPLOYEES RETIREMENT SYSTEM; STATE OF CONNECTICUT RETIREMENT PLANS AND TRUST FUNDS; STATE OF INDIANA PUBLIC EMPLOYEES RETIREMENT FUND; STATE OF NEW JERSEY COMMOM PENSION FUND D; STATE OF OREGON; STATE STREET BANK AND TRUST COMPANY INVESTMENT FUNDS FOR TAX EXEMPT RETIREMENT PLANS; STATE STREET EMERGING MARKETS; STICHITING BLUE SKY ACTIVE EQUITY EMERGING MARKETS GLOBAL FUND; STICHTING PHILIPS PENSIOENFONDS; TAIWAN BUSINESS BANK IN IT CAPACITY AS MASTER CUSTODIAN OF ALLIANZ GLOBAL; TEACHER RETIREMENT SYSTEM OF TEXAS; TEACHERS RETIREMENT SYSTEM OF THE STATE OF ILLINOIS; THE BARING EMERGING MARKETS UMBRELLA FUND SUB FUND EMERGING OPPORTUNITIES FUND; THE BARING EMERGING MARKETS UMBRELLA FUND,

(Minutes of the Extraordinary Shareholders’ Meeting held on July 12th, 2012)

SUB FUND, THE BARING GLOBAL EMERGING MARKETS FUND; THE BOARD OF REGENTS OF THE UNIVESITY OF TEXAS SYSTEM; THE CALIFORNIA ENDOWMENT; THE GENESIS GROUP TRUST FOR EMPLOYEE BENEFIT PLANS; THE GOVERNMENT OF THE PROVINCE OF ALBERTA; THE LATIN AMERICA DESCOVERY FUND INC; THE MASTER TRUST BANK OF JAPAN, LTD. AS TRUSTEE FOR NORTHERN TRUST ALL COUNTRY WORLD EQUITY INVESTABLE INDEX FUND; THE MONETARY AUTHORITY OF SINGAPORE; THE NOMURA TRUST AND BANKING CO., LTD. RE: INT EMERGING STOCK INDEX MSCI EMERGING NO HEDGE MOTHER FUND; THE PENSION RESERVES INVESTMENT MANAGEMENT BOARD; THE STATE TEACHERS RETIREMENT SYSTEM OF OHIO; THE UNIVERSAL INSTITUTIONAL FUNDS, INC., EMERGING MARKETS EQUITY PORTFOLIO; THRIVENT PARTNER EMERGING MARKETS PORTFOLIO; THRIVENT PARTNER WORLDWIDE ALLOCATION FUND; TIAA-CREF FUNDS - TIAA-CREF EMERGING MARKETS EQUITY FUND; TIAA-CREF FUNDS - TIAA-CREF EMERGING MARKETS EQUITY INDEX FUND; TREASURER OF THE STATE OF NORTH CAROLINA EQUITY INVESTMENT FUND POOLED TRUST; TWENTIETH CENTURY STRATEGIC ALLOCATION AGGRESSIVE; TWENTIETH CENTURY STRATEGIC ALLOCATION MODERATE; UAW RETIREE MEDICAL BENEFITS TRUST; UNITED TECHNOLOGIES CORPORATION MASTER RETIREMENT TRUST; UPS GROUP TRUST; VANGUARD EMERGING MARKETS STOCK INDEX FUND; VANGUARD FTSE ALL-WORLD EX-US INDEX FUND, A SERIES OF VANGUARD INTERNATIONAL EQUITY INDEX FUNDS; VANGUARD TOTAL WORLD STOCK INDEX FUND, A SERIES OF VANGUARD INTERNATIONAL EQUITY INDEX FUNDS; VARIABLE INSURANCE PRODUCTS FUND IV: EMERGING MARKETS PORTFOLIO; VIRGINIA RETIREMENT SYSTEM; WASHINGTON SAVANNAH RIVER COMPANY DEFINED BENEFIT MASTER TRUST; WHEELS COMMON INVESTMENT FUND; WORCESTERSHIRE COUNTY COUNCIL PENSION FUND; BRITISH COAL STAFF SUPERANNUATION SCHEME; COLUMBIA EMERGING MARKETS FUND; COLUMBIA MULTI-ADVISOR INTERNATIONAL EQUITY FUND; DEVON COUNTY COUNCIL; EQ ADVISORS TRUST - EQ/GLOBAL MULTI-SECTOR EQUITY PORTFOLIO; FIDELITY ADVISOR SERIES VIII: FIDELITY ADVISOR EMERGING MARKETS FUND; FIDELITY CENTRAL

(Minutes of the Extraordinary Shareholders’ Meeting held on July 12th, 2012)

INVESTMENT PORTFOLIOS LLC: FIDELITY EMERGING  MARKETS EQUITY CENTRAL FUND; FIDELITY CENTRAL INVESTMENT PORTFOLIOS LLC: FIDELITY INTERNATIONAL EQUITY CENTRAL FUND; FIDELITY INVESTMENT TRUST: FIDELITY EMERGING MARKETS FUND; GENESIS EMERGING MARKETS FUND LIMITED; JAPAN TRUSTEE SERVICES BANK, LTD AS TRUSTEE FOR THE SUMITOMO TRUST & BANKING CO. LTD AS TRUSTEE FOR MORGAN STANLEY LATIN AMERICA EQUITY FUND (FOR QUALIFIED INSTITUTIONAL INVESTORS ONLY); JNL/MELLON CAPITAL MANAGEMENT EMERGING MARKETS INDEX FUND; MORGAN STANLEY INVESTMENT FUNDS EMERGING MARKETS EQUITY FUND; MORGAN STANLEY INVESTMENT FUNDS LATIN AMERICAN EQUITY FUND; MORLEY INVESTMENT FUNDS ICVC - NORWICH EM EQUITY MOM 1 FUND; NATIONAL WESTMINSTER BANK PLC AS DEPOSITARY FOR JPM EMERGING MARKETS FUND; NORGES BANK;  PIM INVESTMENTS, INC.; PUBLIC EMPLOYEES RETIREMENT ASSOCIATION OF NEW MEXICO; SBC MASTER PENSION TRUST; SCHRODER INTERNATIONAL SELECTION FUND; STATE OF WYOMING; STICHTING DEPOSITARY APG EMERGING MARKETS EQUITY POOL; THE MASTER TRUST BANK OF JAPAN, LTD. AS TRUSTEE FOR MTBJ 400045833; THE MASTER TRUST BANK OF JAPAN, LTD. AS TRUSTEE FOR MTBJ 400045835; UNIVERSITIES SUPERANNUATION SCHEME LTD; VANGUARD INVESTMENT SERIES, PLC; VANGUARD TOTAL INTERNATIONAL STOCK INDEX FUND, A SERIES OF VANGUARD STAR FUNDS; ASSOCIATION DE BIENFAISANCE ET DE RETRAITE DES POLICIERS ET POLICIERS DE LA VILLE DE MONTREAL; BLACKROCK KOREA LATIN AMERICAN FUND-MASTER; BRITISH COLUMBIA INVESTMENT MANAGEMENT CORPORATION; ABERDEEN GLOBAL - EMERGING MARKETS EQUITY FUND; ABERDEEN GLOBAL - LATIN AMERICAN EQUITY FUND; ABERDEEN INVESTMENT FUNDS, ICVC - ABERDEEN EMERGING MARKETS FUND; HOUR-GLASS EMERGING MARKETS SHARES SECTOR TRUST; EDMOND DE ROTHSCHILD LATIN AMERICA; UFF EMERGENCE; THE BANK OF NEW YORK MELLON; ASCESE FUNDO DE INVESTIMENTO EM AÇÕES; DYNAMO COUGAR FUNDO DE INVESTIMENTO EM AÇÕES; RAUTA FUNDO DE INVESTIMENTO EM AÇÕES; DYBRA FUNDO DE INVESTIMENTO EM AÇÕES; FPRV DYN UIRAPURU FUNDO DE INVESTIMENTO EM AÇÕES PREVIDENCIÁRIO; DYC FUNDO DE INVESTIMENTO EM AÇÕES; DYNAMO BETON FUNDO DE INVESTIMENTO EM AÇÕES; DYNAMO

(Minutes of the Extraordinary Shareholders’ Meeting held on July 12th, 2012)

BRASIL I LLC; DYNAMO BRASIL II LLC; DYNAMO BRASIL III LLC; DYNAMO BRASIL V LLC; DYNAMO BRASIL VI LLC; DYNAMO BRASIL VII LLC; DYNAMO BRASIL VIII LLC; DYNAMO BRASIL IX LLC; KEMNAY DYBRA LLC; DYNAMO BRASIL XIII LLC; SÃO FERNANDO IV FUNDO DE INVESTIMENTO EM AÇÕES; LUIZ PAULO CÉSAR SILVEIRA – Representative of Apsis Consultoria Empresarial Ltda. FLAVIO CÉSAR MAIA LUZ – President of the Fiscal Council; LUIZ ANTONIO DE SAMPAIO CAMPOS – Chairman of the Meeting; SANDRA LÓPEZ GORBE – Secretary .

I hereby declare that this is true and faithful copy of the minutes of the meeting, which has been entered in the appropriate registation book.

Sandra López Gorbe
Secretary

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 12, 2012
ULTRAPAR HOLDINGS INC.
By:	/s/ André Covre
	Name:	André Covre
	Title:	Chief Financial and Investor Relations Officer

(Minutes of Extraordinary Shareholders' Meeting)